May 26, 2006

Via Fax and U.S. Mail

Mr. Jeffrey Pancer
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

Re: Opteum Mortgage Acceptance Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed May 24, 2006
File No. 333-131680

Dear Mr. Pancer:

We have reviewed your responses to the comments in our letter dated May 23, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

Base Prospectus

1. When referring to transaction parties, please use the terminology set out in Regulation AB. Please revise to refer to the "issuing entity", as opposed to the "trust" or "trust fund."

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP